NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 12, 2011, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 25, 2011 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Petrohawk Energy Corporation and North America Holdings Inc. II Inc., a wholly-owned subsidiary of BHP Billiton Petroleum (North America) Inc., a wholly owned subsidiary of BHP Billiton Limited which became effective on August 25, 2011, each outstanding share of Common Stock of Petrohawk Energy Corporation not previously tendered was converted into $38.75 net per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 26, 2011.